December 23, 2024

Daniel Greenspan, Esq.

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

VIA EDGAR CORRESPONDENCE

Re:	Sprott Funds Trust (the "Trust" or the "Registrant") File Nos. 811-23382, 333-227545

Dear Messrs. Greenspan and Sutcliffe:

On June 11, 2024, Sprott Funds Trust (the "Trust" or the "Registrant"), on behalf of its series, Sprott Silver Miners & Physical Silver ETF (initially named “Sprott Silver Miners ETF”) (the "Fund"), filed post-effective amendment number 31 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Funds. On July 30, 2024 you provided comments to the Amendment by phone to Bibb Strench. On September 9, 2024, Messrs. Daniel Greenspan, Ryan Sutcliffe, Thomas W. Ulrich and the undersigned had a follow-up video conference call in which the comments 2 and 4 were further discussed. Messrs. Daniel Greenspan and Strench had subsequent calls regarding these comments. On December 13, 2024 you provided additional follow up comments to the Amendment via video-conference to Bibb Strench and Randy Gerlach. Comments below given on December 13, 2024, are indicated with an asterisk (“*”). On December 19, 2024, Mr. Sutcliffe in a phone conversation with Mr. Strench provided an additional comment, which is set forth below and indicated with two asterisks (**). As requested in that video-conference, this letter is being transmitted to you via EDGAR correspondence.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

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Investment Objective

Comment 1. In the Summary section, the Prospectus contains the phrase “correspond generally” with respect to the objective related to the index that the Fund tracks. Please consider using language with more specificity such as “track” or “correlate to.”

Response. The Registrant has revised the language to state “The Sprott Silver Miners & Physical Silver ETF (the “Fund”) seeks to provide investment results, before fees and expenses, that track ~~correspond generally to~~ the total return performance of the Nasdaq Sprott Silver Miners Index (the “Index”).

Investment Strategy

Comment 2. Ensure that the description of the types of companies that are constituents of the index that the Fund seeks to track are described in a consistent manner in the Investment Strategies section. For example, the second sentence of that section states that the index is designed to track the performance of companies that derive “at least 50% of their revenue and/or assets” from activities related to silver. However, the second bullet point in the next paragraph when describing the index states that “the aggregate weighting of any security with assets and/or revenues greater than 25% but less than 50% tied to the silver industry is capped at 15%.” These sentences appear to be inconsistent.

Response. The Fund has revised the Investment Strategy section to ensure that the constituents of the index that the Fund seeks to track are described in a consistent manner. In addition, the Fund has added a sentence addressing how 80% or more of the Fund assets will be invested.

With respect to the Index, the Investment Strategy section now states:

“The Fund will, under normal circumstances, invest at least 80% of the value of its total assets in securities of the Index. The Index is designed to track the performance of: (i) companies that derive at least 50% of their revenue and/or assets from mining, production, development, or exploration of silver (“Silver Mining Companies”); and (ii) publicly traded closed-end trusts that invest 50% or more of their assets in physical silver (“Silver Trusts”). The Index generally consists of 30 to 50 constituents. While the Fund will invest at least 80% of the value of its total assets in securities of the Index, it is also has the policy to invest at least 80% of the value of its total assets in Silver Mining Companies and Silver Trusts. The mix of the Fund’s investments in Silver Mining Companies and Silver Trusts will vary, including each time the Index is rebalanced, but at all times the Fund will have significant exposure to securities issued by Silver Mining Companies and significant exposure to Silver Trusts. These investment policies may be changed without shareholder approval, upon 60 days’ notice to shareholders.”

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Follow-Up Comment 1.* Please confirm supplementally that the Fund will be able to comply with both 80% policies concurrently.

Follow-Up Response. The Registrant confirms the Fund is able to comply with both 80% policies concurrently and has provided the requested calculations related to policies.

Follow-Up Comment 2.* Please revise the investment strategy disclosure as necessary to disclose that the Fund will have significant exposure, concurrently, to both Silver Mining Companies and Silver Trusts. Please revise the responses to previous comments as applicable.

Follow-Up Response. The Registrant has revised the disclosure in the prospectus and throughout the comment letter to include that the Fund will have significant exposure to Silver Mining Companies and Silver Trusts. The Registrant represents that the Fund generally will invest at least 15% of its assets in securities issued by Silver Mining Companies and, concurrently, the Fund will invest at least 15% of its assets in securities issued by Silver Trusts.

Comment 3. Please address the fact that the second bullet point of the second paragraph of the Principal Investment Strategies section is missing “(v)” or “(vi)” should be “(v)”.

Response. The Registrant has updated the numbering in the paragraph.

Comment 4. The Staff notes that the name of the Fund is “Sprott Silver Miners ETF.” However, a substantial portion of the Fund’s assets could consist of companies or instruments not related to “mining.” Please provide an analysis of:

(a) how the Fund’s substantial investments in companies or instruments not related to mining is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the "Names Rule"); and

(b)* how companies that have 50% or less revenues or assets in silver mining would have a sufficient nexus or connection with silver mining for purposes of the Names Rule;

(c)* why the Fund’s name which does not have “index” in it is consistent with a fund that is an index fund or, alternatively, confirm that the Fund is not an index fund. In this analysis, please address for purposes of the Names Rule and otherwise whether the Fund’s name as set forth in the filing is sufficient to suggest to investors that it is an index fund.

Response.

(a) The Fund has revised its name to be: “Sprott Silver Miners & Physical Silver ETF.” See the response to Comment 1 regarding how the Fund will ensure compliance with Rule 35d-1. As a result, a substantial amount of the Fund’s investments will not be in companies or instruments not related to mining and physical silver.

(b) The disclosure in the Investment Strategy section of the Prospectus has been revised to make clear that companies that have 50% or less revenues or assets in silver mining would not count towards the 80% requirement. See the response to Comment 1.

(c) By inclusion of the following sentence in the Fund’s investment strategy that distinguishes between Fund investments in constituents in the Index and Fund investments in Silver Mining Companies and Silver Trusts, the Fund clearly is not availing itself to the Commission's position that, for index funds, compliance with the Names Rule will be met if at least 80% of the Fund’s assets are invested in the components of the reference index:

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While the Fund will invest at least 80% of the value of its total assets in securities of the Index, it is also has the policy to invest at least 80% of the value of its total assets in Silver Mining Companies and Silver Trusts. The mix of the Fund’s investments in Silver Mining Companies and Silver Trusts will vary, including each time the Index is rebalanced, but at all times the Fund, concurrently, will have significant exposure to securities issued by Silver Mining Companies and significant exposure to securities issued by Silver Trusts. These investment policies may be changed without shareholder approval, upon 60 days’ notice to shareholders.”

Therefore, irrespective of the constituents of the Index and its objective to track the Index, the Fund will invest at least at least 80% of the value of its total assets in Silver Mining Companies and Silver Trusts. Note that the methodology of the Index has been updated to generally result in at least 80% of its constituents being made up of Silver Mining Companies and Silver Trusts, with the Fund having significant exposure (i.e., at least 15% of AUM) to each.

Comment 5. The third paragraph of the Principal Investment Strategies section states that the Fund may invest in “publicly traded closed-end trusts”.

(a) Are such publicly traded closed-end trusts investment companies for purposes of Form N-1A’s fee table requirements included with respect to the Acquired Fund Fee and Expenses line item and, if so, confirm that the Fund will disclose such indirect expenses in the fee table if they exceed 0.01% of the Fund’s total assets.

(b) Please consider whether there needs to be a specific stand-alone risk disclosure of investing in publicly traded closed-end trusts.

Response.

(a) The Registrant confirms that the publicly traded closed-end trusts investment companies are entities the shares of which are registered under the Securities Act of 1933, as amended, but the entities themselves do not meet the definition of an “investment company” under the Investment Company Act of 1940, as amended. Therefore, the fees charged by the sponsors of the publicly traded closed-end trusts are not required to be included in the Acquired Fund Fees and Expenses line item in the Fund’s fee table even if the fees of such investments exceed 0.01% of the Fund’s assets.

(b)* The Registrant believes that the risks of investing in the Sprott Physical Silver Trust are adequately covered by other risks already disclosed in the prospectus, including Commodity Risk, Silver Mining Industry Risk, Foreign Investment Risk and Emerging Markets Securities Risk.

Follow-Up Comment 3.* Please supplementally explain where the disclosure related to publicly traded closed-end trusts is located in the prospectus or add the disclosure if it is not in prospectus.

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Follow-Up Response. The Registrant defines publicly traded closed-end trusts as “Silver Trusts” in the investment strategy. The Registrant believes the risks of investing in Silver Trusts in the form of 1933 Act closed-end trusts are then adequately disclosed and encompassed throughout the risk disclosures in the prospectus such as the Commodity Risk, Silver Mining Industry Risk, Foreign Investment Risk and Emerging Markets Securities Risk. Please note that such risk disclosure has been enhanced.

Comment 6. To what extent does the Fund intend to use derivatives to gain exposure to the index that it seeks to track. If material, please note that the use of derivatives should be disclosed in the Principal Investment Strategies section and the risks of such investments should be disclosed.

Response. The Fund does not intend to use derivatives as part of its principal investment strategy.

Comment 7. The Principal Investment Strategies section contains concentration and sector disclosures. Please revise to be more precise regarding the percentage of Fund assets that may be so concentrated or invested in a particular sector.

Response. The Registrant has added the following disclosure to each of the sector risks:

“As of January 31, 2024, 82.5% of the Fund’s assets are expected to be concentrated in the mining sector.”

Comment 8. The Principal Investment Strategies section states that Sprott Asset Management LP, which is affiliated with the Fund’s investment adviser, co-developed the index that the Fund tracks. Please provide more disclosure about that firm’s role with respect to the index including the types of services it provides and the extent to which it will be involved with the selection of constituents of the index at the outset and when it is rebalanced.

Response. The Index is sponsored and owned by Nasdaq, Inc. Neither Sprott Asset Management USA Inc. (the “Adviser”) nor Sprott Asset Management LP (“SAM LP”) are affiliated persons of Nasdaq, Inc. Rather, the only legal relationship between Nasdaq, Inc. and SAM LP is a licensing arrangement whereby SAM LP licenses the Index from Nasdaq, Inc. While the SAM LP has contributed to the development of the Index and has the ability to provide input with respect to changes of the index methodology, Nasdaq Inc. controls the Index. Specifically, SAM LP identifies and provides Nasdaq the constituents eligible for selection and their classifications to be used in applicable Index on a semi-annual basis.

Comment 9. The last paragraph of the Principal Investment Strategies section states that the Fund may engage in securities lending. Please provide more disclosure about such securities lending activities.

Response. The following has been added to the Prospectus regarding the Fund’s securities lending activities:

The Fund has entered into a securities lending agreement with an unaffiliated lending agent. The Fund may lend their portfolio securities only to borrowers that are approved by the lending agent. The Fund limits such lending to not more than 33 1/3% of the value of its total assets. The borrower pledges and maintains with the Fund collateral consisting of cash and/or securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.

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Follow-Up Comment 4.* Please include the Securities Lending Agreement as an exhibit to the filing. If the securities lending is a material risk to the Fund, please add disclosure discussing that risk in the prospectus.

Follow-Up Response. The Registrant will include the securities lending agreement as an exhibit in its 485(b) filing. The Registrant has also enhanced the securities lending risk disclosure in the Prospectus.

Principal Risks

Comment 10. Please consider re-ordering the risks as only one risk is not in alphabetical order. Consider whether the other risks that are relatively more important that should appear towards the beginning of the list of risks.

Response. The Prospectus lists “Silver Mining Industry Risks” as the first principal risk in the Prospectus. The Registrant does not deem it necessary to move up any of the other principal risks to the beginning as each of them have the approximately the same significance and the silver mining risk is the most significant risk factor.

Statement of Additional Information

Comment 11.** Please ensure that the non-fundamental policies set forth in the Statement of Additional Information are consistent with disclosure in the Prospectus that addresses the Fund’s 80% investment requirements for purposes of the Names Rule.

Response. Non-fundamental policies 1 and 2 have been revised to state:

1.	The Fund will invest at least 80% of the value of its total assets in Silver Mining Companies (as defined in the Prospectus) and Silver Trusts (as defined in the Prospectus) and the mix of the Fund’s investments in Silver Mining Companies and Silver Trusts at all times will have concurrently significant exposure to securities issued by Silver Mining Companies and significant exposure to securities issued by Silver Trusts.

2.	Under normal circumstances, at least 80% of the Fund’s total assets will be invested in securities of the Sprott Silver Miners Index.

Part C

Comment 12. In the exhibit section of Part C, please note that if the Fund and/or Fund affiliated are part(ies) to an index licensing agreement or sub-licensing agreement, that agreement should be filed as an exhibit.

Follow-Up Comment 5.* Reminder, please include the index licensing agreement or sub-licensing agreement as an exhibit to Part C of the registration statement.

Follow-Up Response. The Registrant will include the sub-licensing agreement as an exhibit in its 485(b) filing.

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Response. The Registrant when it files the next post-effective amendment will include sub-licensing agreement as exhibit (h)(8) to Part C of the registration statement.

If you have any questions about the responses set forth above, please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	Thomas W. Ulrich
Sprott Asset Management USA, Inc.

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